11 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 134,500 Reed Elsevier PLC ordinary shares at a price of 1044.8181p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 132,631,435 ordinary shares in treasury, and has 1,137,507,610 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 33,184,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 78,000 Reed Elsevier NV ordinary shares at a price of €18.7644 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 77,103,244 ordinary shares in treasury, and has 659,746,924 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 19,208,051 shares.